Exhibit 99.7

PRESS RELEASE

United Arab Emirates: TotalEnergies joins Masdar and
Siemens Energy in initiative to drive green hydrogen
development and produce Sustainable Aviation Fuel

•	TotalEnergies, Masdar and Siemens Energy sign collaboration agreement at Abu Dhabi Sustainability Week 2022 to act as co-developers on green hydrogen project

•	Project aims to establish demonstrator plant at Masdar City for green hydrogen production to convert carbon dioxide into Sustainable Aviation Fuel (SAF).

Abu Dhabi, United Arab Emirates - January 19, 2022 – Masdar, one of the world’s leading renewable energy companies, welcomes today TotalEnergies and its expertise in the energy sector, to a Masdar-led initiative focused on green hydrogen to produce sustainable aviation fuel (SAF).

Masdar, Siemens Energy and TotalEnergies today signed a collaboration agreement on the sidelines of Abu Dhabi Sustainability Week (ADSW) 2022, to act as co-developers for a demonstrator plant project, which will be established at Masdar City, Abu Dhabi’s flagship sustainable urban development.

Francois Good, Senior Vice President, Refining and Petrochemicals Africa Middle East and Asia at TotalEnergies, said, “We are very pleased to partner with Masdar and Siemens Energy to meet the challenge of decarbonizing air transport through sustainable aviation fuel from green hydrogen. In this project, TotalEnergies brings its expertise in renewables energy as well as SAF manufacturing and marketing advanced sustainable fuel production with the aim of acting directly on the carbon intensity of the energy products used by our customers. This is in-line with our strategy of building a multi-energy company with the ambition to get to net zero by 2050 together with society.”

Dietmar Siersdorfer, Managing Director Middle East and UAE, Siemens Energy, said, “Green hydrogen has a vital role to play in the decarbonization of many industries, with the aviation sector presenting an excellent opportunity. With deep expertise in electrolyzers and plant integration we understand that collaboration is vital to success. We’re excited to have a longstanding and strong partner such as TotalEnergies bring its expertise to help accelerate this landmark project.”

Mohamed Jameel Al Ramahi, Chief Executive Officer of Masdar, said, “Today’s signing and the participation of TotalEnergies as a co-developer represents a significant step forward for this exciting project. The demonstrator plant will help to establish the commercial viability of green hydrogen as an essential decarbonized fuel of the future, and will support Abu Dhabi’s development as a green hydrogen hub. While the hydrogen market is still at a comparatively early stage, we firmly believe that by working together with international partners on projects such as this, we can help the hydrogen market develop its full potential and it will really take off in the years to come.”

Masdar announced ahead of ADSW 2021 last year that it was collaborating with Abu Dhabi Department of Energy, Etihad Airways, Lufthansa Group, Khalifa University of Science and Technology, Siemens Energy, and Marubeni Corporation on the demonstrator plant initiative. Having joined the initiative, the aim now is that TotalEnergies will offer its expertise in SAF production, offtake and supply the partner airlines.

Since January 2021, the partners in the initiative have completed a range of evaluations on technology suppliers, feasibility studies and conceptual designs, while working closely with regulators on compliance issues. The aim is to proceed to the front-end engineering design (FEED) stage later this year.

By leveraging their respective areas of expertise across the energy spectrum, and their local and global market reach, the co-developers believe that the demonstrator project can pave the way to commercial production of SAF, helping to reduce production costs and making it commercially viable.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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About Masdar

Abu Dhabi’s renewable energy company Masdar is advancing the commercialization and deployment of renewable energy, sustainable urban development and clean technologies to address global sustainability challenges. Wholly owned by Mubadala Investment Company, the strategic investment company of the Government of Abu Dhabi, our mandate is to help maintain the UAE’s leadership in the global energy sector, while supporting the diversification of both its economy and energy sources for the benefit of future generations. Today, Masdar is active in more than 30 countries, including the UAE, Jordan, Saudi Arabia, Mauritania, Egypt, Morocco, the UK, the US, Australia, Spain, Serbia, India, Indonesia, Uzbekistan, and many more.

About Siemens Energy

Siemens Energy is one of the world’s leading energy technology companies. The company works with its customers and partners on energy systems for the future, thus supporting the transition to a more sustainable world. With its portfolio of products, solutions and services, Siemens Energy covers almost the entire energy value chain – from power generation and transmission to storage. The portfolio includes conventional and renewable energy technology, such as gas and steam turbines, hybrid power plants operated with hydrogen, and power generators and transformers. More than 50 percent of the portfolio has already been decarbonized. A majority stake in the listed company Siemens Gamesa Renewable Energy (SGRE) makes Siemens Energy a global market leader for renewable energies. An estimated one-sixth of the electricity generated worldwide is based on technologies from Siemens Energy. Siemens Energy employs around 91,000 people worldwide in more than 90 countries and generated revenue of €28.5 billion in fiscal year 2021. www.siemens-energy.com

TotalEnergies Contacts

•	Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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